September 25, 2012

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Mail Stop 7017

Washington, D.C. 20549

Attention: Russell Mancuso

Re:	Hyster-Yale Materials Handling, Inc.
Comments on the Registration Statement on Form S-1
Filed September 24, 2012
File No. 333-182388

Ladies and Gentlemen:

This letter is submitted on behalf of Hyster-Yale Materials Handling, Inc. (“Hyster-Yale” or the “Company”) in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission on September 24, 2012 (the “Comments”) to the Registration Statement on Form S-1 of Hyster-Yale (File No. 333-182388) (the “Registration Statement”).

Based on our conversations with the Staff, Hyster-Yale’s responses to the Comments raised by the Staff are attached hereto as exhibits for your review.

The Company is in the process of finalizing the arrangements to consummate this transaction. Your prompt attention to these responses will help facilitate the timely completion of the transaction. Please contact the undersigned at (216) 586-7017 if you have any further questions or comments concerning the Registration Statement. Thank you for your attention to this matter.

Very truly yours,

/s/ Thomas C. Daniels

Thomas C. Daniels

cc:	Charles A. Bittenbender
Kenneth C. Schilling
Jennifer M. Langer
Suzanne S. Taylor
Randi C. Lesnick

[Insert at the bottom on page 147 and end of disclosure regarding “Preferred Stock”]

The issuance of preferred stock may adversely affect the voting rights and other rights of the holders of common stock. Upon the completion of the spin-off, the Company will not have any issued and outstanding preferred stock.

[To replace current question “Why does Hyster-Yale have two classes of common stock” beginning on bottom of page 2 of Prospectus]

Why does Hyster-Yale have two classes of common stock?

NACCO has two classes of common stock. The spin-off of Hyster-Yale from NACCO is structured to provide the Hyster-Yale stockholders with substantially the same capital structure that currently exists for the NACCO stockholders, with certain changes intended to provide Hyster-Yale, as an independent company, with additional flexibility, including the ability to issue blank check preferred shares and an increased number of authorized shares. In the event blank check preferred stock is issued in the future, the voting rights and other rights of our holders of our common stock may be adversely affected. In addition, while the governance-related provisions of Hyster-Yale’s amended and restated certificate of incorporation and amended and restated bylaws, as well as a stockholders’ agreement to which Hyster-Yale will be a party, are substantially the same as NACCO’s governance-related provisions and stockholders’ agreement, there are certain changes from the corresponding NACCO provisions, including that holders of Hyster-Yale Class B Common are permitted to transfer their shares to certain limited liability companies in addition to certain trusts and corporations. In addition, holders of NACCO Class B Common currently have the ability to transfer their shares to certain relatives of the spouse of such holders and holders of our Class B Common do not have that right. With respect to distribution of the stock of any subsidiary of Hyster-Yale, Hyster-Yale’s amended and restated certificate of incorporation enables each holder of Hyster-Yale Class A Common to receive Class A common of such subsidiary and each holder of Hyster-Yale’s Class B Common to receive Class B common of such subsidiary, which is not permitted under the NACCO restated certificate of incorporation. Our amended and restated bylaws contain additional procedures for the nomination and election of directors of Hyster-Yale. The 80% vote requirement to amend certain provisions of our amended and restated bylaws was also expanded to apply to amendments to provisions regarding the order of business at meetings of stockholders and nominations and election of directors. Although the NACCO restated certificate requires the affirmative vote of 50% of the outstanding voting stock of NACCO for the removal of directors, our amended and restated certificate of incorporation provides for the removal of directors with or without cause by an 80% vote of our stockholders. Finally, our amended and restated certificate contains a 80% vote requirement to amend certain provisions of our amended and restated certificate of incorporation with respect to the election and removal of directors, amendment of bylaws and rights to indemnification, which is not in the NACCO restated certificate of incorporation. Hyster-Yale’s amended and restated certificate of incorporation, amended and restated bylaws and stockholders’ agreement are described in more detail in “Ancillary Agreements – Stockholders’ Agreement” and “Description of Capital Stock of Hyster-Yale after the Spin-off.”